                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           RAYTEL MEDICAL CORPORATION
                   -------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    755107109
                   -------------------------------------------
                                 (CUSIP Number)

                                  Erez Nachtomy
                                 ---------------
                              SHL TeleMedicine Ltd.
                                90 Igal Alon St.
                                 Tel-Aviv 57891
                                     Israel
                                (972) 3-561-2212

                                 WITH A COPY TO:

                              Andrew Freedman, Esq.
                              Roy L. Goldman, Esq.
                               Steven Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 2 of 12 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         SHL TeleMedicine Ltd.
         (IRS Identification No: Not applicable - Foreign Corporation)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) /X/
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER                     None

       NUMBER OF         -------------------------------------------------------
         SHARES             8     SHARED VOTING POWER               188,010*
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER                None
       REPORTING
         PERSON          -------------------------------------------------------
          WITH              10    SHARED DISPOSITIVE POWER              None
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         188,010*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
*Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of a Stockholders' Agreement described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of it contents shall be deemed to constitute an admission by SHL TeleMedicine Ltd. or SHL TeleMedicine Acquisition Corp. that it is the beneficial ownership of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 3 of 12 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SHL TeleMedicine Acquisition Corp. (IRS Identification No: 03-0384054)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER                     None

       NUMBER OF         -------------------------------------------------------
         SHARES             8     SHARED VOTING POWER               188,010*
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER                None
       REPORTING
         PERSON          -------------------------------------------------------
          WITH              10    SHARED DISPOSITIVE POWER              None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         188,010*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
*Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of a Stockholders' Agreement described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of it contents shall be deemed to constitute an admission by SHL TeleMedicine Ltd. or SHL TeleMedicine Acquisition Corp. that it is the beneficial ownership of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 4 of 12 Pages
-----------------------------                       ----------------------------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Issuer Stock"), of Raytel Medical Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2755 Campus Drive, Suite 200, San Mateo, CA 94403.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f) This Schedule 13D is filed by SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL TeleMedicine Acquisition Corp. ("Sub"), a Delaware corporation and an indirect wholly-owned subsidiary of SHL. The address of the principal business and principal office of SHL is 90 Igal Alon St., Tel-Aviv 67891, Israel. SHL is a provider of transtelephonic healthcare services. The address of the principal business and principal office of Sub is c/o Brian Alperstein, Lasa, Monroig and Veve, 2121 K Street, NW,
Suite 800, Washington, D.C. 20037. Sub is a newly-incorporated corporation formed by SHL for the purpose of acquiring ownership of the Issuer.

         As a result of entering into the Stockholders' Agreement described in Items 3 and 4 below, SHL and Sub have formed a "group" with each other and may be deemed to have formed a "group" with the Subject Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. SHL and Sub expressly declare that the filing of this Schedule 13D shall not be construed as an admission by them that they have formed a group with the Subject Stockholders.

         To the best of SHL and Sub's respective knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of SHL and Sub, respectively, and the name, principal business and address of any corporation or other organization in which such employment is conducted as set forth in
Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, neither SHL nor Sub nor, to the best knowledge of SHL and Sub, respectively, any of the executive officers or directors of SHL or Sub, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 7, 2002, Issuer, SHL and Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a condition and inducement for SHL and Sub to enter into the Merger Agreement, Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller and Allan Zinberg (collectively, the "Subject Stockholders"), who are the Issuer's executive officers and directors and who collectively are the beneficial owners of 188,010 outstanding shares of Issuer Stock, entered into a Stockholders' Agreement on February 7, 2002, with SHL and Sub (the "Stockholders' Agreement"). The terms of the Merger Agreement and the Stockholders' Agreement are summarized below.

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-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 5 of 12 Pages
-----------------------------                       ----------------------------

         SHL estimates that the total amount of cash required to purchase all of the shares of Issuer Stock pursuant to the Offer (as defined below) and the Merger (as defined below), together with related transaction expenses, will be approximately $35.1 million. Sub will acquire all funds from SHL, which currently expects to obtain the necessary funds from available cash and working capital. The Offer is not conditioned upon any financing being obtained. Neither SHL nor Sub has paid additional consideration to the Subject Stockholders in connection with the execution and delivery of the Stockholders' Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

(a)-(g) and (j)

     MERGER AGREEMENT.

         The Merger Agreement provides, among other things, for the commencement by Sub of an offer (the "Offer") to purchase any and all of the issued and outstanding shares of Issuer Stock, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated August 14, 1998, between the Issuer and BankBoston, N.A., as rights agent (each share of Issuer Stock, together with the associated preferred stock purchase right, is herein referred to as a "Share") at a purchase price, net to the seller in cash, without interest, of $10.25 per Share (the "Offer Price"). Sub is not required to accept for payment and pay for, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Shares for payment if, among other things, less than a majority of the shares of Issuer Stock outstanding on a fully-diluted basis have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Tender Condition"). Upon the terms and subject to the conditions of the Offer, SHL will cause Sub to accept for payment and pay for all Shares validity tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer.

         Promptly following the purchase of and payment for the number of Shares that satisfies the Minimum Tender Condition, and from time to time thereafter, Sub will be entitled to designate for election as directors of the Issuer such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors of the Issuer constituting the entire Board of Directors of the Issuer (the "Issuer Board") and the percentage that the voting power of Shares beneficially owned by SHL and Sub (including Shares paid for pursuant to the Offer), upon such payment, bears to the total voting power of Shares then outstanding, and the Issuer will be required to take all action necessary to cause Sub's designees to be elected or appointed to the Issuer Board, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Issuer will also, upon the request of SHL or Sub, cause individual directors designated by Sub to constitute the number of members, rounded up to the next whole number, on (i) each committee (or similar body) of the Issuer Board other than the special committee of the Issuer Board and (ii) the board of directors (or similar body) of each subsidiary of the Issuer, and each committee (or similar body) thereof, that represents the same percentage as Sub's designees represent on the Issuer Board. Notwithstanding the foregoing, in the event that Sub's designees are appointed or elected to the Issuer Board, the Issuer Board shall at all times until the effective time of the Merger (the "Effective Time") have at least two directors who are directors on the date of the Merger Agreement or otherwise not affiliates of SHL (the "Continuing Directors");


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-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 6 of 12 Pages
-----------------------------                       ----------------------------

provided that in the event that the number of Continuing Directors shall be reduced below two for any reason whatsoever, the Issuer Board shall cause the person designated by the remaining Continuing Director to fill such vacancy and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of the Issuer then in office shall designate two persons to fill such vacancies who are not officers, directors, employees or affiliates of the Issuer or SHL or any of their respective subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

         SHL intends, as soon as practicable after completion of the Offer, to have Sub merge into the Issuer (the "Merger"). By virtue of the Merger and without any action on the part of the holders of the shares of Issuer Stock, at the Effective Time each share of Issuer Stock issued and outstanding immediately prior to the Effective Time (other than (a) any shares held by SHL, the Issuer or any of their respective subsidiaries, which shares, by virtue of the Merger and without any action on the part of the holder of such shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) shares of Issuer Stock held by a holder who has demanded an appraisal for such shares in accordance with the Delaware General Corporation Law) will be converted into the right to receive the Offer Price upon surrender of the share certificate formerly representing that share.

         At the Effective Time, the certificate of incorporation of the Issuer, as in effect immediately prior to the Effective Time, will be amended in the Merger to read in its entirety as set forth on Exhibit 2.05 of the Merger Agreement and as so amended will be the certificate of incorporation of the corporation surviving the Merger (the "Surviving Corporation") until thereafter changed or amended as provided therein or by applicable law. The bylaws of Sub at the Effective Time will be the bylaws of the Surviving Corporation, until amended in accordance with applicable law. Subject to applicable law, the directors of Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Issuer immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. However, upon the request of SHL or Sub, Issuer will cause any officers of Issuer to be removed at the Effective Time.

         The purpose of the Offer, the Merger and the Stockholders' Agreement is to enable SHL to acquire control of, and the entire equity interest in, the Issuer.

     STOCKHOLDERS' AGREEMENT

         In connection with the Merger Agreement, SHL and Sub have entered into the Stockholders' Agreement with Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller and Allan Zinberg, who have, among other things, (a) agreed to (i) tender all shares of Issuer Stock beneficially owned by them as of the commencement of the Offer (the "Subject Stockholder Shares") into the Offer as promptly as practicable and in no event later than the tenth business day following commencement of the Offer, (ii) appear at any meeting of the Issuer's stockholders or otherwise cause all Subject Stockholder Shares to be counted as present thereat for purposes of establishing a quorum and (iii) vote the Subject Stockholder Shares (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and (2) against any alternative transactions or other certain actions described therein (collectively, the "Voting Actions"), (b) granted to SHL an irrevocable proxy coupled with an interest to vote the

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 7 of 12 Pages
-----------------------------                       ----------------------------

Subject Stockholder Shares with respect to the Voting Actions, (c) represented that any arrangements previously entered into or granted with respect to the Subject Stockholder Shares have expired or been revoked, and
(d) agreed not to sell, pledge, encumber, grant an option with respect to, transfer, distribute, or dispose of the Subject Stockholder Shares or any interests therein, subject to the exceptions set forth in the Stockholders' Agreement.

         The covenants and agreements contained in the Stockholders' Agreement will terminate upon the termination of the Merger Agreement.

         The foregoing summaries of the Merger Agreement and the Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

         (h) and (i). The tender of shares of Issuer Stock pursuant to the Offer will reduce the number of shares of Issuer Stock that might otherwise trade publicly and will reduce the number of holders of shares of Issuer Stock and could adversely affect the liquidity and market value of the remaining shares of Issuer Stock held by the public.

         NASDAQ SMALLCAP MARKET LISTING. Depending upon the number of shares of Issuer Stock purchased pursuant to the Offer, the shares of Issuer Stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq SmallCap Market.

         If the Nasdaq SmallCap Market were to cease to publish quotations for the shares of Issuer Stock, it is possible that the shares of Issuer Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Issuer Stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Issuer Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. SHL cannot predict whether the reduction in the number of shares of Issuer Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Issuer Stock or whether it would cause future market prices to be greater or lesser than SHL is presently offering.

         REGISTRATION UNDER THE EXCHANGE ACT. Shares of Issuer Stock are currently registered under the Exchange Act. The Issuer can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Issuer Stock. Termination of registration of the shares of Issuer Stock under the Exchange Act would reduce the information that the Issuer must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to shares of Issuer Stock. In addition, if shares of Issuer Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to the Issuer. Furthermore, the

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 8 of 12 Pages
-----------------------------                       ----------------------------

ability of "affiliates" of the Issuer and persons holding "restricted securities" of the Issuer to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq SmallCap Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

         Sub intends to seek to cause Issuer to apply for termination of registration of the shares of Issuer Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the shares of Issuer Stock is not terminated prior to the Merger, then such shares will be delisted from all stock exchanges and the registration of such shares under the Exchange Act will be terminated following consummation of the Merger.

         STATUS AS "MARGIN SECURITIES." The shares of Issuer Stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Issuer Stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the shares of Issuer Stock may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of Issuer Stock would be ineligible as collateral for margin loans made by brokers.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). As of the date hereof, neither SHL nor Sub owns any shares of Issuer Stock. However, as a result of entering into the Stockholders' Agreement with the Subject Stockholder, SHL and Sub possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, 188,010 outstanding shares of Issuer Stock, or approximately 6.4% of the issued and outstanding shares of Issuer Stock, as of February 7, 2002.

         With respect to the Voting Actions, SHL and Sub have the power to vote or cause the vote of the Subject Stockholder Shares in accordance with the terms of the Stockholders' Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SHL or Sub is the beneficial owner of the Issuer Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. SHL and Sub do not, and, to the knowledge of SHL and Sub, respectively, none of the persons listed on Schedule I, beneficially owns any shares of Issuer Stock other than as set forth herein.

         (c) No transactions in the Issuer Stock were effected by SHL or Sub, or, to the best knowledge of SHL and Sub, respectively, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

         (d) None, other than the current holders of the Subject Shares.

         (e) Not applicable.

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 9 of 12 Pages
-----------------------------                       ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the knowledge of SHL and Sub, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                  EXHIBIT DESCRIPTION
------                  -------------------
1.                      Agreement and Plan of Merger, dated as of February 7, 2002, by and among Raytel Medical
                        Corporation, SHL TeleMedicine Ltd. and SHL TeleMedicine Acquisition Corp.

2.                      Stockholders' Agreement, dated as of February 7, 2002, by and among SHL TeleMedicine Ltd.,
                        SHL TeleMedicine Acquisition Corp., Richard F. Bader, Jason Sholder, Swapan Sen, John F.
                        Lawler, Jr., Gene I. Miller and Allan Zinberg.

3.                      Joint Filing Agreement by and between SHL TeleMedicine Ltd. and SHL TeleMedicine
                        Acquisition Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 19, 2002                          SHL TeleMedicine Ltd.

                                           By: /s/ Yariv Alroy
                                              ----------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President

                                           SHL TeleMedicine Acquisition Corp.

                                           By: /s/ Yariv Alroy
                                              ----------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President

-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 10 of 12 Pages
-----------------------------                       ----------------------------


                                   SCHEDULE I
            DIRECTORS AND EXECUTIVE OFFICERS OF SHL TELEMEDICINE LTD.
                     AND SHL TELEMEDICINE ACQUISITION CORP.

                  Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine Ltd. The business address of each such director or executive officer is c/o SHL TeleMedicine Ltd., 90 Igal Alon St., Tel Aviv 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.

                                                                           PRESENT PRINCIPAL OCCUPATION
             NAME                                                           OR EMPLOYMENT; CITIZENSHIP
             ----                                                           --------------------------
         Yoram Alroy                                      Founder, Chairman of the Board of Directors and Chief Executive
                                                          Officer of SHL TeleMedicine Ltd.

         James P. Nolan                                   Director of SHL TeleMedicine Ltd. Mr. Nolan is a Corporate Finance
                                                          Executive and Vice President of Royal Philips Electronics NV,
                                                          PO Box 77900, 1070 MX, Amsterdam, The Netherlands. Mr. Nolan is
                                                          a citizen of the Republic of Ireland.

         Ziv Carthy                                       Director of SHL TeleMedicine Ltd. Mr. Carthy currently serves as General Manager of G.Z. Assets and Management Ltd., PO Box
                                                          83, Rishon Le Zion, Israel 75100.

         Elon Shalev                                      Director of SHL TeleMedicine Ltd. At present Mr. Shalev is a private entrepreneur with a business address at 18 Beer Tuvia
                                                          Street, Tel Aviv, Israel 64583.

         Uzi de Haan                                      Director of SHL TeleMedicine Ltd. Mr. de Haan currently serves as the Chief Executive Officer of Philips Israel, with a business address at 8 Hasadnaot Street, Herzlia, Israel. Mr. de Haan is a
                                                          citizen of The Netherlands.

         Colin H. Schachat                                Director of SHL TeleMedicine Ltd. Mr. Schachat is the Managing
                                                          Director of Stonehage Israel Financial Services Limited, 5
                                                          Jabotinsky Street, Suite 205, Ra'anana, Israel 43000.

         Nissin Zvili                                     Director of SHL TeleMedicine Ltd. Mr. Zvili is currently
                                                          serving as the Chairman of the



-----------------------------                       ----------------------------
CUSIP NO. 755107109                13D                    Page 11 of 12 Pages
-----------------------------                       ----------------------------

                                                          International Center for Peace in the Middle East. Mr. Zvili's business address is Moshav Olesh, Israel.

         Dvorah Kimhi                                     Director of SHL TeleMedicine Ltd. Ms. Kimhi is General Counsel of
                                                          Aneney Communications Ltd., 3 Habarzel Street, Tel Aviv,
                                                          Israel.

         Yariv Alroy                                      Director and Co-President of SHL TeleMedicine Ltd.

         Erez Alroy                                       Co-President of SHL TeleMedicine Ltd.

         Erez Termechy                                    Vice President and Chief Financial Officer of SHL
                                                          TeleMedicine Ltd.




                  Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine Acquisition Corp. The business address of each such director or executive officer is c/o SHL TeleMedicine Acquisition Corp., 90 Igal Alon St., Tel Aviv 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.


                                                                      PRESENT PRINCIPAL OCCUPATION
               NAME                                                    OR EMPLOYMENT; CITIZENSHIP
----------------------------------------------------       --------------------------------------------------------------
         James P. Nolan                                    Director of SHL TeleMedicine Acquisition Corp. Same principal occupation as set forth above.


         Yariv Alroy                                       Director and Co-President of SHL TeleMedicine Acquisition Corp.
                                                           Same principal occupation as set forth above.


         Erez Alroy                                        Co-President of SHL TeleMedicine Acquisition Corp. Same
                                                           principal occupation as set forth above.


         Erez Termechy                                     Secretary and Treasurer of SHL TeleMedicine Acquisition Corp.
                                                           Same principal occupation as set forth above.



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CUSIP NO. 755107109                13D                    Page 12 of 12 Pages
-----------------------------                       ----------------------------



                                  EXHIBIT INDEX

EXHIBIT
NUMBER                  EXHIBIT DESCRIPTION
------                  -------------------
1.                      Agreement and Plan of Merger, dated as of February 7, 2002, by and among Raytel Medical
                        Corporation, SHL TeleMedicine Ltd. and SHL TeleMedicine Acquisition Corp.

2.                      Stockholders' Agreement, dated as of February 7, 2002, by and among SHL TeleMedicine Ltd.,
                        SHL TeleMedicine Acquisition Corp., Richard F. Bader, Jason Sholder, Swapan Sen, John F.
                        Lawler, Jr., Gene I. Miller and Allan Zinberg.

3.                      Joint Filing Agreement by and between SHL TeleMedicine Ltd. and SHL TeleMedicine
                        Acquisition Corp.